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                                                                    EXHIBIT 20.1
                                 PRESS RELEASE


For immediate release

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                AVIVA REPORTS ON COLOMBIAN PRODUCTION OPERATIONS

DALLAS, TEXAS, AUGUST 13, 1996 . . . .Aviva Petroleum Inc. (AMEX: "AVV")
reported today on the status of production activities in Colombia.

The Company stated that recent political protests by local farmers have resulted in damage to a section of the Trans-Andean pipeline, which is owned and operated by Ecopetrol, the Colombian national oil company, and through which the Company's oil production is transported. Aviva indicated that the pipeline damage has necessitated a temporary suspension of its Colombian production which could last for up to 10 days. After resumption, oil throughput in the pipeline could be below normal levels for approximately an additional 15 days.

The Company also noted that it has now been reported that the local farmers' concerns have been resolved by the Colombian authorities, and normal activities are resuming in the area.

Aviva Petroleum is engaged in the exploration for and the development and production of oil and gas in Colombia and onshore and offshore in the United States. Aviva's common stock is also quoted on the London Stock Exchange (symbol "AVP").


Further Information:

Ron Suttill
Aviva Petroleum Inc.
Dallas, Texas
214 691 3464